
WOODSIDE

16 December 2005


06010050


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside-Tokyo Gas sign Heads of Agreement for Pluto LNG, lodged with the Australian Stock Exchange on 14 December 2005;
- Appendix 3Y Change of Director's Interest Notice (Jillian Rosemary BROADBENT), lodged with the Australian Stock Exchange on 15 December 2005;
- Appendix 3Y Change of Director's Interest Notice (Ashton Trevor CALVERT), lodged with the Australian Stock Exchange on 15 December 2005;
- Appendix 3Y Change of Director's Interest Notice (Charles Barrington GOODE), lodged with the Australian Stock Exchange on 15 December 2005;
- Appendix 3Y Change of Director's Interest Notice (Pierre Jean-Marie Henri JUNGELS), lodged with the Australian Stock Exchange on 15 December 2005;
- North West Shelf Venture approves Angel development, lodged with the Australian Stock Exchange on 16 December 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

1/4

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

WEDNESDAY, 14 DECEMBER 2005
6:30AM (WST)

MEDIA
JAMES KERNAGHAN
W: + 61 8 8980 2701
M: + 61 419 835 704
E: james.kernaghan@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE-TOKYO GAS SIGN HEADS OF AGREEMENT FOR PLUTO LNG

Woodside Energy Ltd. and Tokyo Gas Co., Ltd. have signed a heads of agreement for the supply of between 1.5 and 1.75 million tonnes of LNG a year on an ex-ship basis from Woodside's 100%-owned Pluto gas field in Western Australia.

The heads of agreement provides for the supply of LNG for 15 years with an option to extend for a further 5 years, with deliveries starting from the end of 2010. The final LNG sales and purchase agreement is expected to be negotiated by the end of 2006 and will be conditional on a final investment decision by Woodside. The heads of agreement also provides for Tokyo Gas to purchase a 5% equity interest in the Pluto project.

Woodside's final investment decision is due by mid-2007.

The President of Tokyo Gas, Norio Ichino, and Woodside's Chief Executive Officer, Don Voelte, signed the agreement in Sydney last night.

Mr Voelte said Woodside was delighted to welcome Tokyo Gas as a foundation customer for Pluto.

"Woodside, as operator of Australia's largest resource project, the North West Shelf Venture, has had a long relationship with Tokyo Gas in the supply of LNG and we look forward to extending that relationship with Pluto," he said.

"We are delighted to have signed this agreement with one of the world's most established LNG customers."

Tokyo Gas distributes city gas to more than 9.6 million customers in Tokyo. It is the largest gas utility in Japan, accounting for more than 40% of total Japanese gas sales. The company bought about nine million tonnes of LNG in 2004-05[1] from suppliers around the world.

The Pluto LNG development is based on the Pluto discovery, 190km north-west of Karratha in permit WA-350-P. The field was discovered in April this year.

It is anticipated that the next heads of agreement will be finalised by the end of first quarter 2006.


SEC MAIL
Rule 3.19A.2
RECEIVED
JAN 03 2006
WASH. D.C.
213
PROCESSING
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jillian Rosemary BROADBENT
Date of last notice	8 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	9 December 2005
No. of securities held prior to change	Direct = 20,000 ordinary shares Indirect = 26,084 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 21,084 • Varisel Pty Ltd = 5,000
Class	Ordinary
Number acquired	273
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,933.92

No. of securities held after change	Direct = 20,000 ordinary shares Indirect = 26,357 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 21,357 • Varisel Pty Ltd = 5,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ashton Trevor CALVERT
Date of last notice	1 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	9 December 2005
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 0 ordinary shares
Class	Ordinary
Number acquired	262
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,553.65

No. of securities held after change	Direct = 0 ordinary shares Indirect = 262 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

82-2280

Rule 3.19A.2


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH. D.C.
212
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Barrington GOODE
Date of last notice	8 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	9 December 2005
No. of securities held prior to change	Direct = 2,000 ordinary shares Indirect = 212,174 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 94,174 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Class	Ordinary
Number acquired	2,187 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$79,580.57

No. of securities held after change	Direct = 2,000 ordinary shares Indirect = 214,361 ordinary shares held by: • Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan = 96,361 • Beta Gamma Pty. Ltd. = 21,000 • Chabar Pty. Ltd. = 86,000 • Ravenscourt Pty. Ltd. = 11,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A


SEC MAIL
Rule 3.19A.2
PROCESSING
JAN 03 2006
WASH. D.C.
213
SECTION

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Pierre Jean-Marie Henri JUNGELS
Date of last notice	8 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary shares held pursuant to the Non-Executive Directors' Share Plan by the trustee, Link Market Services Limited
Date of change	9 December 2005
No. of securities held prior to change	Direct = 0 ordinary shares Indirect = 7,246 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Class	Ordinary
Number acquired	121
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,402.95

No. of securities held after change	Direct = 0 ordinary shares Indirect = 7,367 ordinary shares held by Link Market Services Limited as trustee of the Non-Executive Directors' Share Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Link Market Services Limited, as trustee for the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

FRIDAY, 16 DECEMBER 2005
6:30AM (WST)

MEDIA
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 8 417 984 923
E: kirsten.stoney@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE APPROVES ANGEL DEVELOPMENT

Development of the North West Shelf Venture's Angel gas and condensate field off the north west of Western Australia will begin immediately following final investment decisions by all of the joint-venture participants.

The A$1.6 billion project will include installation of the Venture's third major offshore production platform off the North West Shelf and associated infrastructure, including a new 50km subsea pipeline.

"The NWS Venture participant companies are excited to proceed with this new field development which will underpin current gas contracts and future sales," said Woodside's Director of North West Shelf Ventures, Dr Jack Hamilton.

The remotely operated Angel processing platform will be in 80 metres of water about 49km east of the Venture's existing North Rankin production facility. Hydrocarbons will be produced through one processing unit with a capacity of up to 800 million standard cubic feet of gas a day and up to 50,000 barrels of condensate a day.

It will be tied in to the North Rankin platform via the new subsea pipeline.

The 7500 tonne Angel jacket substructure and 7000 tonne topside are expected to be installed and fully operational by Q4 2008.

The jacket will be secured to the seabed by eight drilled and grouted, piled foundations each weighing more than 3000 tonnes.

The Angel development will include three production wells which are scheduled for drilling between Q3 2006 and Q2 2007.

The six equal participants in the NWS Project are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.


WOODSIDE
NORTH RANKIN 'A' PLATFORM
LAMBERT
ANGEL
Proposed Pipeline
NORTH RANKIN
COSSACK
WANAEA
GOODWYN
ECHO
YODEL
GOODWYN 'A' PLATFORM
2nd Trunkline (42")
ANGEL PLATFORM
COSSACK PIONEER FPSO
1st Trunkline (40")
AUSTRALIA
ROEBOURNE
ONSHORE PLANT
North West Shelf Infrastructure
Angel Gas Development

NORTH RANKIN "A" PLATFORM (125m Water)

1st trunkline (135km to Shore)

30" Export Pipeline (50km)

ANGEL PLATFORM (80m Water)

AP4 Wellhead (3.2km)

Power Cable

AP2 Wellhead (1.9km)

AP3 Wellhead (1.5km)

14" Flowline

WOODSIDE